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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*


                             Daw Technologies, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23922010
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 [ ]        Rule 13d-1(b)
                 [ ]        Rule 13d-1(c)
                 [X]        Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  23922010

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         J.Weston Daw
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                United States
--------------------------------------------------------------------------------

Number of        5. Sole Voting Power              292,524*
Shares Bene-     ---------------------------------------------------------------
ficially         6. Shared Voting Power            373,386*
Owned by Each    ---------------------------------------------------------------
Reporting        7. Sole Dispositive Power         292,524*
Person With:     ---------------------------------------------------------------
                 8. Shared Dispositive Power       373,386*

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   665,910*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   17.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------
* All numbers reflect a 1-for-4 reverse stock split which was effective in 2001.

CUSIP No.  23922010
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Beverly S. Daw

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
               United States

--------------------------------------------------------------------------------

Number of                             5. Sole Voting Power                  NONE
Shares Bene-
ficially                              6. Shared Voting Power            373,386*
Owned by Each
Reporting                             7. Sole Dispositive Power             NONE
Person With:
                                      8. Shared Dispositive Power       373,386*

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   373,386*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   9.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------
* All numbers reflect a 1-for-4 reverse stock split which was effective in 2001.

CUSIP No. 23922010

Item 1.

         (a) Name of Issuer: Daw Technologies, Inc. (the "Company")

         (b) Address of Principal Executive Offices: 2700 South 900 West, Salt Lake City, UT 84119

Item 2.

         (a) Name of Persons Filing: J. Weston Daw and Beverly S. Daw (the "Reporting Persons")

         (b) Address of Principal Business Office, if none, Residence: Business Office of J. Weston Daw: 12552 South 125 West, Draper, UT 84020; Residence of Beverly S. Daw: 602 Walnut Brook Drive, Murray, UT 84107

         (c) Citizenship: United States

         (d) Title of Class of Securities: Common Stock, $0.01 Par Value (the "Common Stock")

         (e) CUSIP Number: 23922010

Item 3.

This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c).

Item 4.  Ownership

         (a) Amount Beneficially Owned: As of December 31, 2001, J. Weston Daw was the beneficial owner of 665,910 shares of the Common Stock.* As of December 31, 2001, Beverly S. Daw was the beneficial owner of 373,386 shares of the Common Stock.*

         (b)      Percent of Class owned by J. Weston Daw: 17.6%
                  Percent of Class owned by Beverly S. Daw: 9.9%

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: As of December 31, 2001, J.Weston Daw had sole power to vote or to direct the vote of 292,524 shares of the Common Stock, which included 273,774 shares held by J.Weston Daw and 18,750 shares underlying presently exercisable warrants.* As of December 31, 2001, Beverly S. Daw did not have sole power to vote or direct the vote of any shares.

                  (ii) Shared power to vote or to direct the vote: As of December 31, 2001, the Reporting Persons shared the power to vote or to direct the vote of 373,386 shares jointly held by the Reporting Persons, of which 125,000 shares were held by six limited partnerships of which the Reporting Persons were the general partners.*

CUSIP No. 23922010


                  (iii) Sole power to dispose or to direct the disposition of: As of December 31, 2001, J.Weston Daw had sole power to dispose of or to direct the disposition of 292,524 shares of the Common Stock, which included 273,774 shares held by J.Weston Daw and 18,750 shares underlying presently exercisable warrants.* As of December 31, 2001, Beverly S. Daw did not have sole power to dispose of or to direct the disposition of any shares.

                  (iv) Shared power to dispose or to direct the disposition of: As of December 31, 2001, the Reporting Persons shared the power to dispose of or to direct the disposition of 373,386 shares jointly held by the Reporting Persons, of which 125,000 shares were held by six limited partnerships of which the Reporting Persons were the general partners.*

* All numbers reflect a 1-for-4 reverse stock split which was effective in 2001.

The filing of this Amendment No. 9 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certifications

         Not applicable.

CUSIP No. 23922010

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   February 13, 2002                     DATED:   February 13, 2002
        -------------------                             -----------------

/s/ Ronald W. Daw Attorney-in-Fact          /s/ Ronald W. Daw Attorney-in-Fact
---------------------------------           ---------------------------------
J.Weston Daw by Ronald W. Daw,              Beverly S. Daw by Ronald W. Daw,
Attorney-in-Fact pursuant to                Attorney-in-Fact pursuant to
a Power of Attorney dated                   a Power of Attorney dated
February 20, 1996, a copy of                February 20, 1996, a copy of
which is on file with the                   which is on file with the
Commission and incorporated                 Commission and incorporated
herein by this reference                    herein by this reference

CUSIP No. 23922010

                                INDEX TO EXHIBITS


         Exhibit                    Description
         -------                    -----------

            A Written agreement relating to the filing of a joint statement by J. Weston Daw and Beverly A. Daw as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

CUSIP No. 23922010

                                    EXHIBIT A

                                    AGREEMENT

         The  undersigned  agree that this  Amendment  No. 9 to Schedule  13G of
J. Weston Daw and Beverly S. Daw relating to the shares of Common Stock of Daw Technologies, Inc., shall be filed on behalf of each of the undersigned.


DATED:   February 13, 2002             DATED:  February 13, 2002
        ------------------                     -----------------


/s/ Ronald W. Daw Attorney-in-Fact          /s/ Ronald W. Daw Attorney-in-Fact
---------------------------------           ---------------------------------
J.Weston Daw by Ronald W. Daw,                 Beverly S. Daw by Ronald W. Daw,
Attorney-in-Fact pursuant to                   Attorney-in-Fact pursuant to
a Power of Attorney dated                      a Power of Attorney dated
February 20, 1996, a copy of                   February 20, 1996, a copy of
which is on file with the                      which is on file with the
Commission and incorporated                    Commission and incorporated
herein by this reference                       herein by this reference